Exhibit (a)(5)(ii)

Atlantic Power Corporation Announces Preliminary Results of Substantial Issuer Bid

DEDHAM, Mass., May 1, 2020 — Atlantic Power Corporation (NYSE: AT) (TSX: ATP) (“Atlantic Power” or the “Company”) announces today the preliminary results of its substantial issuer bid to purchase from holders of the common shares of the Company (together with the purchase rights associated with such common shares, the “Common Shares”) up to US$25 million of the Common Shares (the “Offer”). The Offer expired at 5:00 p.m. Toronto time on April 30, 2020.

In accordance with the terms and conditions of the Offer and based on a preliminary count by Computershare Trust Company of Canada (the “Depositary”), the Company expects to take up and purchase for cancellation 12,500,000 Common Shares at a purchase price of US$2.00 per Common Share (the “Purchase Price”), for aggregate consideration of US$25 million. The Common Shares expected to be purchased under the Offer represent approximately 12% of the Common Shares issued and outstanding at the time the Offer was announced. After giving effect to the cancellation of the Common Shares purchased by the Company under the Offer, 93,002,338 Common Shares are expected to be issued and outstanding.

The Offer was made by way of a modified Dutch auction. Holders of Common Shares (“Shareholders”) wishing to tender to the Offer were able to do so pursuant to (i) auction tenders in which they specified the number of Common Shares being tendered at a price of not less than US$1.95 and not more than US$2.20 in increments of US$0.05 per Common Share, or (ii) purchase price tenders in which they did not specify a price per Common Share, but rather agreed to have a specified number of Common Shares purchased at the Purchase Price determined by the auction tenders.

Based on the Depositary’s preliminary count, approximately 28 million Common Shares were tendered to the Offer. As the Offer was oversubscribed, shareholders who made auction tenders at a price of US$2.00 or less per Common Share and purchase price tenders are expected to have approximately 81% of their successfully tendered Common Shares purchased by the Company, other than “odd lot” tenders, which are not subject to proration. Shareholders who made auction tenders at a price in excess of US$2.00 per Common Share will have their Common Shares returned by the Depositary.

The number of Common Shares to be purchased under the Offer and the Purchase Price are preliminary, subject to verification by the Depositary and assume that all Common Shares tendered through notice of guaranteed delivery will be delivered within the two business day settlement period. The Company will announce the final results following completion of take-up of the Common Shares.

The full details of the Offer are described in the offer to purchase and issuer bid circular dated March 25, 2020, as well as the related letter of transmittal and notice of guaranteed delivery, copies of which were filed and are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This news release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell Common Shares.

About Atlantic Power

Atlantic Power is an independent power producer that owns power generation assets in eleven states in the United States and two provinces in Canada. The Company’s generation projects sell electricity and steam to investment-grade utilities and other creditworthy large customers predominantly under long-term power purchase agreements that have expiration dates ranging from 2020 to 2043. The Company seeks to minimize its exposure to commodity prices through provisions in the contracts, fuel supply agreements and hedging arrangements. The projects are diversified by geography, fuel type, technology, dispatch profile and offtaker (customer). Approximately 75% of the projects in operation are 100% owned and directly operated and maintained by the Company. The Company has expertise in operating most fuel types, including gas, hydro, and biomass, and it owns a 40% interest in one coal project.

Atlantic Power’s shares trade on the New York Stock Exchange under the symbol AT and on the Toronto Stock Exchange under the symbol ATP. For more information, please visit the Company’s website at www.atlanticpower.com or contact:

Atlantic Power Corporation
Investor Relations
(617) 977-2700
info@atlanticpower.com

Copies of the Company’s financial data and other publicly filed documents are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml under “Atlantic Power Corporation” or on the Company’s website.

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Cautionary Note Regarding Forward-Looking Statements

Certain statements in this news release may constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively, “forward-looking statements”), which reflect the expectations of management regarding the future growth, results of operations, performance and business prospects and opportunities of the Company and its projects. These statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of the words “plans”, “expects”, “does not expect”, “is expected”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “believes”, “outlook”, “objective”, or “continue”, or equivalents or variations, including negative variations, of such words and phrases, or state that certain actions, events or results, “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved.  Examples of such statements in this press release include, but are not limited to, statements with respect to the number of Common Shares expected to be taken up under the Offer, and the Purchase Price for the Common Shares expected to be taken up under the Offer.

Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. Please refer to the factors discussed under “Risk Factors” and “Forward-Looking Information” in the Company’s periodic reports as filed with the Securities and Exchange Commission from time to time for a detailed discussion of the risks and uncertainties affecting the Company. These risks and uncertainties include, but are not limited to, potential risks and uncertainties relating to the ultimate geographic spread of the novel coronavirus (COVID-19), the severity of the disease, the duration of the COVID-19 outbreak, actions that may be taken by governmental authorities to contain the COVID-19 outbreak or to treat its impact and the potential negative impacts of COVID-19 on the global economy and financial markets. The number of Common Shares and the Purchase Price under the Offer remain subject to verification by the Depositary and are subject to change. Although the forward-looking statements contained in this news release are based upon what are believed to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this news release and, except as expressly required by applicable law, the Company assumes no obligation to update or revise them to reflect new events or circumstances.

For the avoidance of doubt, the above-mentioned Uniform Resource Locators (“URLs”) given in respect of web-site addresses are inactive textual references only and it is not intended to incorporate the contents of any such web sites into this news release nor should the contents of such web sites be deemed to be incorporated into this news release.